Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
Dear Shareholder,
With respect to the upcoming Extraordinary General Meeting of the shareholders of PARIS RE Holdings Limited to be held on August 11, 2009 in Zug, Switzerland, please note that the documentation related to this meeting (invitation, memorandum and proxy form) is available on the Company’s website (www.paris-re.com) and also attached to this mail.
The process to vote at the meeting by proxy or in person is described under section “Organisational information” of the invitation and in the proxy form itself.
Please note that the deadlines for admission cards and proxy forms are as follows:
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If you wish to attend the meeting: you must obtain a blocking certificate of your shares from your depository bank and order an admission card by August 3, 2009 at the latest either to SIX SAG (for depositories affiliated with SIX SIS in Switzerland) or to BNP Paribas Securities Services (for depositories affiliated with Euroclear in France)

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If you wish to use a proxy: your proxy form duly completed and signed together with a blocking certificate of your shares must be received either by SIX SAG or by BNP Paribas Securities Services on August 6, 2009 at the latest.

In addition, if you wish to grant a proxy to the Corporate proxy, please remember not to tick any voting instructions since in such case, the resolutions will be voted pursuant to the recommendations of the Board of Directors.

Best regards,
PARIS RE
Investor Relations & External Communications

Poststrasse 30, Postfach 851 – CH-6300 Zug
Tel: +41 41 727 51 57 – Fax: + 41 41 727 51 50
investor.relations@paris-re.com

press.relations@paris-re.com

39, rue du Colisée – F-75008 Paris
Tél. : +33 1 56 43 87 55 – Fax : +33 1 56 43 96 61
www.paris-re.com
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

Cher actionnaire,
En vue de l’Assemblée générale extraordinaire de PARIS RE Holdings Limited qui se tiendra le 11 août 2009 à Zoug, Suisse, nous vous informons que la documentation relative à cette Assemblée (invitation, mémorandum et formulaire de procuration) est disponible sur le site Internet de la Société (www.paris-re.com) et également jointe à cet email.
La procédure à suivre pour voter à cette Assemblée, par procuration ou en personne, est décrite dans la section « Informations d’ordre organisationnel » de l’invitation et dans le formulaire de procuration.
Veuillez noter que les dates limites relatives aux cartes d’admission et formulaires de procuration sont les suivantes :
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Si vous souhaitez participer à l’Assemblée : vous devez obtenir de votre banque dépositaire une attestation de blocage de vos actions et demander une carte d’admission au plus tard le 3 août 2009 soit à SIX SAG (pour les dépositaires affiliés à SIX SIS en Suisse) soit à BNP Paribas Securities Services (pour les dépositaires affiliés à Euroclear en France).

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Si vous souhaitez voter par procuration : votre formulaire de procuration dûment complété et signé ainsi qu’une attestation de blocage de vos actions doivent parvenir à SIX SAG ou BNP Paribas Securities Services au plus tard le 6 août 2009.

Par ailleurs, si vous souhaitez donner une procuration à la Société (« Corporate proxy »), nous vous rappelons de ne pas indiquer d’instructions de vote, car dans ce cas, les votes seront exprimés conformément aux recommandations du Conseil d’administration.

Cordialement,
PARIS RE
Investor Relations & External Communications

Poststrasse 30, Postfach 851 – CH-6300 Zug
Tel: +41 41 727 51 57 – Fax: + 41 41 727 51 50
investor.relations@paris-re.com

press.relations@paris-re.com

39, rue du Colisée – F-75008 Paris
Tél. : +33 1 56 43 87 55 – Fax : +33 1 56 43 96 61
www.paris-re.com
Avertissement concernant les déclarations prospectives
Ce communiqué est susceptible de contenir au sujet de PARIS RE et PartnerRe, des « déclarations prospectives » telles que définies par les dispositions ayant trait au « safe harbor » du Private Securities Litigation Reform Act de 1995. Ces déclarations prospectives sont fondées sur les hypothèses et espérances de PARIS RE et PartnerRe en ce qui concerne les événements à venir et les performances financières, selon le cas, de PARIS RE, PartnerRe ou l’entité combinée. De telles déclarations sont sujettes à des risques commerciaux, économiques et compétitifs significatifs et des incertitudes, en vertu desquels les résultats réels pourraient être matériellement différents de ceux contenus dans les informations prospectives. Ces informations prospectives pourraient être influencées par de nombreux événements prévisibles et imprévisibles et des évolutions en termes d’exposition à des catastrophes, ou d’autres pertes matérielles et humaines, d’adéquation en réserves, de risques associées à l’exécution de stratégies d’affaires et l’intégration de nouvelles acquisitions, de niveaux et de tarification des affaires nouvelles et des renouvellements de contrats, de risques de crédit, d’intérêt, de devise et d’autres risques liés au portefeuille d’investissement de PARIS RE, PartnerRe ou l’entité combinée, à des changements dans les pratiques comptables, au risque qu’une condition à la réalisation de l’opération envisagée ne soit pas remplie, ou qu’une autorisation réglementaire potentiellement nécessaire pour mener à bien l’opération proposée ne soit pas obtenue ou soit obtenue sous des conditions qui ne sont pas prévues, à l’échec ou au retard dans la mise en œuvre de l’opération envisagée pour d’autres raisons, et d’autres éléments identifiés dans l’information enregistrée par PartnerRe auprès de la United States Securities and Exchange Commission (la ‘’SEC’’, Autorité américaine de régulation des marchés financiers) et dans le Document de Référence de PARIS RE enregistré auprès de l’Autorité des Marchés Financiers (l’“AMF”) le 29 avril 2009 sous le n° R.09-036, également disponible en anglais sur le site internet de PARIS RE (http://www.paris-re.com). Au vu des incertitudes significatives relatives à l’information prospective contenue dans ce communiqué, il est recommandé aux lecteurs de ne pas accorder de confiance excessive aux déclarations prospectives, lesquelles ne sont valables qu’à la date à laquelle elles ont été émises. PARIS RE et PartnerRe n’ont aucune obligation d’actualiser ou de réviser lesdites informations prospectives.
PARIS RE Holdings Limited ne communique pas de “prévisions de bénéfice” au sens de l’article 2 du Règlement (EC) n°809/2004 de la Commission européenne. En conséquence, les déclarations prospectives contenues dans ce communiqué ne doivent pas être comprises comme de telles prévisions de bénéfice.
Informations supplémentaires et où les obtenir
Si ceci est requis par les lois et règlementations applicables, PartnerRe enregistrera un document d’enregistrement et un prospectus d’offre publique d’échange auprès de la SEC pour l’opération envisagée. PARIS RE conseille vivement aux investisseurs et actionnaires de lire ces documents lorsqu’ils seront disponibles ainsi que tout autre document pertinent enregistré auprès de la SEC puisqu’ils contiendront des informations importantes. Si ces documents sont enregistrés, les investisseurs et actionnaires pourront les obtenir gratuitement sur le site internet de la SEC à www.sec.gov. De plus, les documents enregistrés par PartnerRe auprès de la SEC peuvent être obtenus gratuitement en contactant Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 ou sur la partie du site internet de PartnerRe dédiée aux relations avec les investisseurs sur www.partnerre.com. Une note d’information et une note en réponse seront déposées auprès de l’AMF, publiées et disponibles sur le site internet de l’AMF (www.amf-france.org).
Informations importantes pour les investisseurs et actionnaires
Ce communiqué ne constitue pas une offre de vente ou la sollicitation d’une offre d’achat de titres. Il n’y aura pas de cession de titres dans tout pays dans lequel une telle offre, sollicitation ou cession serait illicite si elle était effectuée avant l’enregistrement ou l’habilitation en vertu de la réglementation relative aux titres. La distribution de ce communiqué peut, dans certains pays, faire l’objet de restriction en vertu de la loi ou de la réglementation. Par conséquent, les personnes qui viennent à prendre possession de ce document sont tenues de s’informer et de respecter ces restrictions.
Sous réserve de la réalisation des conditions susmentionnées, PartnerRe déposera une offre publique d’échange visant les actions PARIS RE et les warrants donnant droit à de telles actions. L’offre publique reste soumise à l’examen de l’AMF.